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                          May 16, 2024

       Susan G. Riel
       Chief Executive Officer
       Eagle Bancorp, Inc.
       7830 Old Georgetown Road, Third Floor,
       Bethesda, Maryland 20814

                                                        Re: Eagle Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2024
                                                            File No. 333-279167

       Dear Susan G. Riel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Ben Weiner, Esq.